UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant’s name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

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January 7, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER’S 2004 DRILLING AT TOPIA SILVER MINE

DEMONSTRATES CONTINUITY OF VEINS

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that continued surface diamond drilling at the Topia Mine Project in Durango, Mexico has provided further evidence of the continuity of the silver-lead-zinc vein system on the property. In 2004, a total of 6,302 metres was drilled in 25 holes. Five separate areas were tested with one or two main veins being present in each area. As known from previous mining, three of these areas (Las Trancas, Don Benito and Hormiguera) represent portions of the same veins that extend for more than four kilometres across the property, while the two other areas represent parallel vein systems approximately one kilometre to the northwest (Argentina) and two kilometres to the southeast (El Rosario). Several other veins are known and have yet to be drilled.

The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully reopening the mine. The results of the drilling are now being used in conjunction with an assessment of the tailings recovery potential (see November 3, 2004 press release) in the preparation of the independent scoping study that is expected to be finalized shortly.

With assays from three holes still pending, the 2004 drill program at Topia can already be considered a success. Given that the multiple veins on the property represent many kilometres of strike length, the 25 drill holes have tested only a small portion of the Topia district. The intersections obtained are typical of vein deposits in general and the widths and grades are consistent with those mined in the past at Topia. Based upon the success of the drilling in the Argentina area (see news releases Sep. 15 and Oct. 7, 2004), the Company has already begun the rehabilitation of the underground workings here. Other areas such as El Rosario are proving to have similar potential. Overall, the 2004 drill program has provided the Company with sufficient confidence that the veins have excellent continuity and therefore the potential to provide resources for a renewed mining effort.

DRILLING RESULTS

Results from holes 1 through 9, in the Argentina and Las Trancas areas have been reported previously along with hole 10, the first of six in the Don Benito area. Subsequently, four holes were drilled in each of the Hormiguera and El Rosario areas and one hole was completed to the west of the previous drilling at Argentina.

Don Benito

Drilling in this area targeted two veins to the west of and above previously developed stopes, representing approximately 300m of strike length and 200m vertical extent on each vein. Beyond this, the mineralization is still open to the west as well as up and down dip. Both veins showed good continuity although widths were variable. The most significant intersections include 534g/t Ag, 4.5% Pb and 5.6% Zn over 0.6 metres in hole DB04-10 (previously reported) and 462g/t Ag, 1.7% Pb and 0.26% Zn over 1.3 metres in hole DB04-14, both on the Veta Madre.

Hormiguera

This area of the property represents the eastern extremity of the Veta Cantarannas, approximately 4 kilometres along strike from the Las Trancas drilling (holes 5-9) located at the western end. The four holes drilled at Hormiguera tested a relatively short strike length of 100 metres, approximately 50 metres from the nearest underground working. In these holes, the vein proved to be narrow and grades were variable. However, the best intersection, 579g/t Ag and 1.32g/t Au over 0.3m in hole HO04-19 deserves follow up drilling at a future date.

El Rosario

Only one of the four holes in this area has been assayed so far and results are very encouraging, with 301g/t Ag, 0.74% Pb and 2.06% Zn over 2.1m including 0.50m of 1,070g/t Ag, 2.79% Pb and 8.06% Zn. The El Rosario vein system lies approximately two kilometres southeast of the main underground workings and has seen only minor underground development. As such, there is significant potential to build a resource here and additional drill holes are planned for January, 2005.

Significant results received to date from the Don Benito, Hormiguera and El Rosario areas are listed in the table below.

Note: True widths are estimated to be 70-80% of core lengths

Hole No.	From	To	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
DB04-10	62.85	63.45	0.60	0.20	534	4.49	5.56
DB04-14	23.00	24.30	1.30	0.09	462	1.74	0.26
including	24.00	24.30	0.30	0.17	967	5.83	0.72
HO04-19	139.40	139.70	0.30	1.32	579	0.25	1.01
ER04-21	164.60	166.70	2.10	0.01	301	0.74	2.06
including	166.20	166.70	0.50	0.01	1,070	2.79	8.06

Argentina West

One hole was completed in this area to the west of the Victoria Fault from previous drilling on the Argentina Vein. As this area was previously untested and contains a large block of prospective ground, hole AR04-16 was targeted at the interpreted faulted offset of the Argentina Vein. Despite reaching a vertical depth of 320m, however, the hole never passed out of the younger Upper Rhyolite sequence that overlies the andesite hosting the veins. This suggests that the block west of the Victoria Fault has been downdropped and that the veins should lie at a greater depth than previously thought. As such, further drilling to test this idea may be best carried out from underground at some point in the future.

Great Panther, through its wholly owned Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V., holds a one-year option to earn a 100% interest in the project, including a 200 tonne per day mill and complete mining infrastructure. The mine has already produced more than 15 million ounces of silver, 18,500 ounces of gold, 48,000 tonnes of lead and 44,500 tonnes of zinc.

The drilling has been contracted to BDW Drilling and assays reported herein have been provided by ALS Chemex. Geological work is being conducted by Resources Geosciences de Mexico, under the supervision of Mr. Robert Brown, P.Eng. and Ing. Francisco Ramos, V.P. Exploration and V.P. Operations, respectively, for Great Panther Resources Limited. Mr. Brown is the Qualified Person for the project.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, P.Geo.
President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy
Kaare G. Foy, Chief Financial Officer
and Chairman

Date: January 10, 2005